Exhibit 21.1

Subsidiaries of Global Water Resources, Inc.

January 14, 2016

Company	State of Incorporation

Balterra Sewer Corp	Arizona

CP Water Company	Arizona

Global Water – Picacho Cove Utilities Company	Arizona

Global Water – 303 Utilities Company, Inc.	Arizona

Global Water – Palo Verde Utilities Company	Arizona

Global Water – Picacho Cove Water Company	Arizona

Global Water – Santa Cruz Water Company	Arizona

Global Water, LLC	Delaware

Hassayampa Utility Company, Inc.	Arizona

West Maricopa Combine, Inc.	Arizona

Valencia Water Company, Inc.	Arizona

Water Utility of Greater Buckeye, Inc.	Arizona

Water Utility of Greater Tonopah, Inc.	Arizona

Water Utility of Northern Scottsdale, Inc.	Arizona

Willow Valley Water Co., Inc.	Arizona